Icon Development Inc.
1235 Quayside Drive, Suite 703

New Westminster BC Canada

604-515-8065

Via Edgar

December 22, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: Icon Development Inc.

Request to Withdraw Acceleration (RW)

SEC File Number 333-129696

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Icon Development Inc. (the " Registrant") hereby requests immediate withdrawal of its Acceleration Request (File No 333-129696.), which was initially filed with the Securities and Exchange Commission (the "Commission") on December 20, 2005.

The Registrants believes that withdrawal of the acceleration letter is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the acceleration letter be credited to the Registrants’ account to be offset against the filing fee for any future acceleration requests.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of  acceleration will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (604) 515-8065, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours, By /s/ KENNEDY KERSTER ------------------------------------------- KENNEDY KERSTER President, Chief Executive Officer